Exhibit 23.1

Independent Auditors’ Consent

The Trustee
Archstone-Smith Operating Trust:

       We consent to incorporation by reference in the registration statement on Form S-3 of Archstone-Smith Operating Trust of our report dated February 9, 2004, with respect to the consolidated balance sheets of Archstone-Smith Operating Trust and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, unitholders’ equity, other common unitholders’ interest and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, and all related financial statement schedules which report appears in the December 31, 2003 annual report on Form 10-K of Archstone-Smith Operating Trust and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

Denver, Colorado
April 12, 2004